EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION

COMPUTATION OF RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(In thousands, except ratios)

(Unaudited)

Computation of ratio of net income to combined fixed charges and preferred stock dividends:

	Six Months Ended June 30, 2011
		Year Ended December 31,
		2010	2009	2008	2007	2006
Fixed charges	$30,407	$56,251	$128,830	$258,453	$275,648	$235,521
Preferred stock dividends	10,118	20,233	20,239	20,251	20,256	20,256

Combined fixed charges and preferred stock dividends	$40,525	$76,484	$149,069	$278,704	$295,904	$255,777

Fixed charges	$30,407	$56,251	$128,830	$258,453	$275,648	$235,521
Net income	77,233	126,896	129,263	125,923	24,713	3,843

	$107,640	$183,147	$258,093	$384,376	$300,361	$239,364

Ratio of net income to combined fixed charges and preferred stock dividends	2.66:1	2.39:1	1.73:1	1.38:1	1.02:1

Deficiency of net income (before fixed charges) to combined fixed charges and preferred stock dividends						$16,413